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                                                               Exhibit (a)(1)(J)
April 30, 2001



RE: TRANSACTION WITH HARRIS CORPORATION

Dear Exigent International, Inc. Stock Option Holder:

On April 3, 2001, Exigent International, Inc. ("EXIGENT") announced that it had entered into an agreement (the "AGREEMENT OF MERGER") with Harris Corporation ("HARRIS") and Manatee Merger Corp., one of Harris' wholly owned subsidiaries ("MANATEE"), pursuant to which Harris is making a tender offer (the "TENDER OFFER") to purchase all of the issued and outstanding shares of Exigent's common stock at a price per share of $3.55 (the "PER SHARE PRICE"). The Tender Offer commenced on April 17, 2001. Under the terms of the Agreement of Merger, if the Tender Offer is consummated, Harris will cause Exigent to merge with Manatee (the "MERGER").

In connection with the Merger, each outstanding share of Exigent common stock will be converted into an amount equal to the Per Share Price. In addition, the Agreement of Merger provides that each outstanding option to purchase Exigent common stock will be converted into the right to receive an amount equal to the product of (a) the excess, if any, of the Per Share Price over the per share exercise price of the option and (b) the number of shares subject to the option.

Below is a list of questions and answers which are designed to assist you in understanding how the proposed transaction with Harris (the "TRANSACTION") will affect your options. Because the options granted by Exigent have been granted under different option plans, the answers to certain questions may differ based on the plan under which your option was granted. In the event that the answers to the questions below depend on the plan under which an option was issued, we have so indicated.

1.   Q:   WILL THE TRANSACTION AFFECT THE VESTING OF MY OPTION?

A: It may, depending on the plan under which the option was granted. All options that are issued and outstanding under the following plans have already vested:
The Incentive Stock Option Plan 1Q, Incentive Stock Option Plan 3Q, Incentive Stock

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April 30, 2001
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Option Plan 4Q and Stock Option Plan 6NQ. Unvested options issued under the
Independent Director Stock Option Plan 5NQ ("PLAN 5NQ") will automatically vest upon consummation of the Tender Offer. Options granted under the Omnibus Stock Option and Incentive Plan (the "OMNIBUS PLAN") will automatically vest and be exercisable for the 15 day period prior to the scheduled consummation of the Tender Offer, which is May 15, 2001. The acceleration of vesting under the Omnibus Plan and Plan 5NQ is subject to the consummation of the Tender Offer. Accordingly, if the Tender Offer is not consummated, the unvested options under the Omnibus Plan and Plan 5NQ will not vest as a result of the Transaction. There are no options outstanding under Incentive Stock Option Plan 2Q.

2.   Q:   WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE CONSUMMATION OF THE
          OFFER?

A: Under the terms of the Agreement of Merger, Harris is not obligated to purchase shares pursuant to the Tender Offer unless the number of shares of common stock validly tendered and not withdrawn before the expiration of the offer represents at least 51% of the total of:

   -The then outstanding shares of common stock of Exigent; plus
   -The then outstanding shares of preferred stock of Exigent; plus
   -The number of shares for which stock options are exercisable between the date that Harris purchases shares pursuant to the Tender Offer and the date that the Merger is consummated.

In addition, Harris is not obligated to consummate the Tender Offer if there is a material adverse change in Exigent, if certain events occur which have a material adverse effect on the Tender Offer or if Exigent fails to perform or comply in any material respect with its obligations under the Agreement of Merger.


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April 30, 2001
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3.   Q:   CAN I EXERCISE MY OPTION PRIOR TO EXPIRATION OF THE OFFER?

A: Yes, provided that your option is vested and exercisable and that you exercise your Option in accordance with the applicable plan and your option agreement.

4.   Q:   WHAT HAPPENS IF I EXERCISE UNVESTED OPTIONS ISSUED UNDER THE OMNIBUS
          PLAN AND THE TENDER OFFER IS NOT CONSUMMATED?

A: Unvested options issued under the Omnibus Plan will vest subject to the consummation of the Tender Offer. If you exercise options issued under the Omnibus Plan which are currently unvested but which automatically vest in connection with the Transaction and the Tender Offer is not consummated, the shares issued in connection with such exercise will automatically be canceled at the expiration of the Tender Offer, your option will be reinstated and the cash you paid to exercise such option will be returned to you.

5.   Q:   HOW CAN I EXERCISE MY OPTION?

A: The manner in which you can exercise your option is set forth in the applicable plan under which your option was issued and the option agreement related to your option. In general, you may exercise your option by paying Exigent cash in an amount equal to the exercise price of your option, together with any applicable withholding taxes. Certain of the option plans contained a requirement that you give Exigent 30 days prior written notice of your exercise of an option. These plans have been amended to allow for exercise as soon as reasonably practicable. The Company has established an arrangement with a brokerage firm pursuant to which you can exercise your options through a cashless exercise procedure. However, this procedure will not be available for options issued under the Omnibus Plan which are not vested and exercisable in the absence of the Transaction since the exercise of such options is subject to the consummation of the Tender Offer. Certain of the option plans permit the applicable plan administrator to allow optionees to deliver shares of Exigent common stock having a value equal to the exercise price, together with applicable withholding taxes, in lieu of cash. The applicable plan administrators have not authorized this type of exercise.


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April 30, 2001
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6.   Q:   WHAT WILL I RECEIVE IF I USE THE CASHLESS EXERCISE PROCEDURE TO
          EXERCISE MY OPTION?

A: You will receive cash. The amount of the cash will be equal to (A) the number of shares subject to the option multiplied the difference between (i) the price at which the broker sells the shares subject to your option and (ii) the per share exercise price of your option, less (B) required withholding taxes and a brokerage fee to be paid to the broker. The amount that the broker sells your shares depends on the trading value of the Exigent Stock.

7.   Q:   CAN I TENDER THE SHARES I RECEIVE IN CONNECTION WITH THE EXERCISE OF
          MY OPTIONS?

A: Yes, provided that you tender such shares in accordance with the terms of the Tender Offer. If you exercise your options, you will be provided a copy of the Tender Offer documents that have been provided to Exigent Stockholders. The terms of the Tender Offer permit shares obtained in connection with the conditional exercise of options currently issued under the Omnibus Plan to be tendered in connection with the Tender Offer. You are under no obligation to tender any shares that you receive in connection with the exercise of your option, including any shares you receive in connection with the exercise of an option issued under the Omnibus Plan. THE TERMS OF THE TENDER OFFER ARE SET FORTH IN AN OFFER TO PURCHASE AND A RELATED LETTER OF TRANSMITTAL. THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

8.   Q:   IF I EXERCISE MY OPTIONS AND THE TENDER OFFER IS NOT CONSUMMATED, CAN
          I UNDO THE EXERCISE OF MY OPTION?

A: No. You cannot undo the exercise of your options. However, if you exercise an option issued pursuant to the Omnibus Plan, which option would not be vested in the absence of the Transaction, your exercise is conditioned on the consummation of the Tender Offer. As a result, if the Tender Offer is not consummated, such option will not be deemed to have been exercised. If you exercise vested options issued under the Omnibus Plan (or any other plan), you cannot undo your exercise in the event that the Tender Offer is not consummated.

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April 30, 2001
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9.   Q:   CAN I EXERCISE MY OPTION AFTER THE SCHEDULED CONSUMMATION OF THE
          TENDER OFFER?

A: If your option was issued pursuant to the Omnibus Plan you cannot exercise your option after consummation of the Tender Offer. Under the original terms of the Omnibus Plan, the Omnibus Plan and the options issued under such Plan would automatically terminate upon the consummation of the Tender Offer. However, in connection with the execution of the Agreement of Merger, Exigent amended the Omnibus Plan to provide that the Omnibus Plan and the options issued under the Omnibus Plan would, instead of terminating upon the consummation of the Tender Offer, remain in effect until the options were cashed out in connection with the Merger. However, the plan amendment also provides that options issued under the plan may not be exercised between the purchase of shares pursuant to the Tender Offer and the Merger.

If your option was issued pursuant to any plan other than the Omnibus Plan, you may exercise it after the consummation of the Tender Offer, provided that you comply with the procedures related to the exercise of the option.

10.   Q:   WHAT WILL HAPPEN TO MY OPTIONS IF I DO NOT EXERCISE THEM?

A: If the Tender Offer is consummated, Harris is required to cause Exigent to merge with Manatee. In connection with the Merger, each outstanding option to purchase Exigent common stock will be converted into the right to receive an amount equal to the product of (a) the excess, if any, of the Per Share Price over the per share exercise price of the option and (b) the number of shares subject to the option.

11.   Q:   IF THE EXERCISE PRICE OF MY OPTION IS GREATER THAN THE PER SHARE
           PRICE, WILL I RECEIVE ANYTHING IN CONNECTION WITH THE MERGER?

A: No. If the exercise price of your option is greater than the Per Share Price, your option will be canceled and you will not receive anything with respect to such option. You are not entitled to exchange your options for options to acquire shares of Harris or any of its subsidiaries or affiliates.


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12.   Q:   WHAT ARE THE TAX CONSEQUENCES OF EXERCISING MY NON-QUALIFIED STOCK
           OPTION? WHAT ARE THE TAX CONSEQUENCES OF HOLDING MY NON-QUALIFIED STOCK OPTION AND BEING CASHED OUT IN CONNECTION WITH THE MERGER?

A: If you exercise your non-qualified option, you will recognize ordinary income equal to the excess of the fair market value of the stock you receive in connection with the exercise over the exercise price you pay in connection with such exercise. In addition, when you sell the stock you receive in connection with such exercise you will recognize capital gain (or loss) in an amount equal to the difference between the price at which you sell such option shares and the fair market value of such shares on the date you exercise your option. If a capital asset (such as the stock received in connection with the exercise of your option) is sold within a year of the date it was acquired (i.e. the exercise date), then any gains will be taxed at ordinary income tax rates. The Merger is expected to be consummated within a year.

If you hold your non-qualified option and it is canceled and cashed out in connection with the Merger, you will recognize ordinary income equal to the amount of cash you receive in connection with such cash out.

13.   Q:   WHAT WILL BE THE IMPACT OF THE TRANSACTION ON MY QUALIFIED INCENTIVE
           STOCK OPTIONS?

A: If the Merger is consummated, you will not be entitled to favorable tax treatment with respect to your qualified incentive stock options (ISOs). In order to qualify for favorable tax treatment with respect to your ISOs, you must hold the stock received in connection with exercise of your ISOs for no less than one year following the exercise of your ISOs (and longer in certain instances). If the Tender Offer is consummated, the Merger is expected to occur within a few months of the consummation of the Tender Offer. As a result, if you exercise your ISO immediately and the Tender Offer is consummated, you will not be entitled to favorable tax treatment with respect to your ISO as the stock received in connection with your exercise will be disposed of in connection with the Merger (or earlier sale by you) within a year of such exercise. In the event that you hold your ISO and it is cashed out in connection with the Merger, it will be taxed in the same manner as non-qualified stock options.


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April 30, 2001
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If you have any questions regarding your options, please contact Patty Frank at
Exigent at (312) 952-7550.

Exigent International, Inc.


/s/ B.R. Smedley
----------------------------
By:    B.R. Smedley
Title: Chief Executive Officer